ATNA RESOURCES LTD.

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, David H. Watkins, President and Chief Executive Officer of Atna Resources, Ltd. (the “Issuer”), certify that:

1.	I have reviewed the interim filings for the nine months ended September 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered in the interim filings;

3.
Based on my knowledge, the interim consolidated financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date for the period presented in the annual filings;

4.
The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 2, 2006

 “David H. Watkins”
_______________________
David H. Watkins
President and Chief Executive Officer